UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                             MONARCH SERVICES, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE

                         (Title of Class of Securities)

                                   609020102

                                 (CUSIP Number)

                               Anthony J. Sutton
                          3324 W. University Ave. #242
                              Gainesville, FL32607
                                (276) 236-1266
                          AnthonyJSutton@Hotmail.Com


            (Name, Address, Telephone Number, and E-Mail Address
          Of Person Authorized to Receive Notices and Communications)

                                  March 11, 2004

            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   NAME OF REPORTING PERSON:  Anthony J. Sutton

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]
                                                       (b)[X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

  NUMBER OF
               7.  SOLE VOTING POWER: 0 shares
   SHARES

BENEFICIALLY
               8.  SHARED VOTING POWER: -0- shares
  OWNED BY

    EACH
               9.  SOLE DISPOSITIVE POWER: 0 shares
  REPORTING


   PERSON      10.  SHARED DISPOSITIVE POWER: -0- shares

    WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     0%

14.  TYPE OF REPORTING PERSON:  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $.25 par value, of Monarch Services, Inc., a Maryland corporation, which has its principal executive office at 4517 Harford
Road, Baltimore, MD  21204.  The Issuer's telephone number is (410)254-9200.

Item 2.   Identity and Background.

     (a)  Mr. Anthony J. Sutton ("Mr. Sutton").

     (b)  3324 W. University Ave. #242, Gainesville. FL 32607.

     (c)  Investor.

     (d) Mr. Sutton has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Sutton has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (f)  Mr. Sutton is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Personal investment funds.

Item 4.   Purpose of Transaction.

Previous to the transactions described in this filing, Mr. Sutton held the Common Stock solely for investment purposes.
Mr. Sutton now holds no Common Stock.


Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number of Shares of Common Stock: 0 shares.

          Percentage Class: 0%.

     (b)  Sole voting power: 0 shares.
          Sole Dispositive power: 0 shares.

     (c)  Transactions (All Open Market):

            Date   Type Shares Price

          03/02/04 Sell  7,500 $1.34
          03/02/04 Sell  3,000 $1.36
          03/02/04 Sell  2,500 $1.40
          03/03/04 Sell  5,000 $1.36
          03/03/04 Sell 22,500 $1.39
          03/03/04 Sell  2,500 $1.40
          03/03/04 Sell  2,500 $1.43
          03/03/04 Sell  2,500 $1.45
          03/03/04 Sell  5,000 $1.58
          03/03/04 Sell  2,500 $1.64
          03/03/04 Sell  5,000 $1.45
          03/03/04 Sell  2,500 $1.43
          03/08/04 Sell 12,900 $1.36
          03/08/04 Sell  4,600 $1.37
          03/08/04 Sell  2,500 $1.40
          03/08/04 Sell  2,500 $1.39
          03/08/04 Sell    900 $1.45
          03/09/04 Sell  2,100 $1.41
          03/10/04 Sell  2,500 $1.44
          03/10/04 Sell  2,500 $1.60
          03/10/04 Sell  2,500 $1.65
          03/10/04 Sell  2,500 $1.70
          03/10/04 Sell  2,500 $1.75
          03/10/04 Sell  2,500 $1.80
          03/10/04 Sell  2,500 $1.85
          03/10/04 Sell  2,500 $1.90
          03/10/04 Sell  2,500 $1.95
          03/10/04 Sell  2,500 $2.00
          03/10/04 Sell  2,500 $2.10
          03/10/04 Sell    500 $1.83
          03/10/04 Sell  2,800 $1.80
          03/10/04 Sell  2,500 $1.95
          03/10/04 Sell  2,500 $2.00
          03/10/04 Sell  2,500 $1.85
          03/10/04 Sell  3,000 $1.87
          03/10/04 Sell  2,500 $1.90
          03/10/04 Sell  2,500 $1.95
          03/10/04 Sell  2,500 $2.00
          03/10/04 Sell  2,500 $2.05
          03/10/04 Sell  2,500 $2.10

     (d)  Not applicable.

     (e)  March 11, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2004

                             /s/  Anthony J. Sutton